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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 04 2014

Washington DC

SEC FILE NUMBER
8- 68386

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 404 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/2013____ AND ENDING___12/31/2013___
                                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BCMS CAPITAL ADVISORS LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

747 THIRD AVENUE, 27TH FLOOR

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DANIEL LIPMAN   (212) 453-2558

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SPIELMAN KOENIGSBERG & PARKER LLP

(Name – *if individual, state last, first, middle name*)

1745 BROADWAY 18TH FL	NEW YORK	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ROBERT GOLDSMITH , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BCMS CAPITAL ADVISORS LLC , as of DECEMBER 31 , 20 13 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

MEMBER
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

```
MICHAEL J VELOSO
Notary Public - State of New York
NO. 01VE6281663
Qualified in New York County
My Commission Expires 05-13-17
```

BCMS CAPITAL ADVISORS, LLC

TABLE OF CONTENTS

For the Years Ended December 31, 2013 and 2012

Page

Facing Page and Oath or Affirmation

Independent Auditors' Report 1

Financial Statements

    Statements of Financial Condition 3

    Statements of Operations 4

    Statements of Changes in Member's Equity 5

    Statements of Cash Flows 6

    Notes to Financial Statements 7

Supplementary Information

    Schedule of Computation of Net Capital for Brokers
    and Dealers Pursuant to Rule 15c3-1 11

    Independent Auditors' Report on Internal
    Control Structure, Required by SEC Rule 17a-5 12

Spielman Koenigsberg & Parker, LLP
Certified Public Accountants
1745 Broadway, 18th Floor
New York, NY 10019
Phone: 212.453.2500
Fax: 212.453.2550

Independent Auditors' Report

To the Board of Directors
BCMS Capital Advisors, LLC:

Report on the Financial Statements

We have audited the accompanying statements of financial condition of BCMS Capital Advisors, LLC as of December 31, 2013 and 2012, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair representation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BCMS Capital Advisors, LLC as of December 31, 2013 and 2012 and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on page eleven is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on page eleven has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on page eleven is fairly stated in all material respects in relation to the financial statements as a whole.

Spielman, Koenigsberg & Parker, LLP
New York, New York
February 26, 2014

BCMS CAPITAL ADVISORS, LLC

STATEMENTS OF FINANCIAL CONDITION

December 31, 2013 and 2012

	2013	2012
Assets		
Current		
Cash and cash equivalents	$ 94,447	$ 218,102
Accounts receivable, net (See Note 2)		62,927
Note receivable		125,000
Accrued interest receivable		1,474
Total assets	$ 94,447	$ 407,503
Liabilities		
Current		
Accounts payable	$ 2,262	$ 12,005
Accrued expenses	30,917	25,000
Due to parent company	17,603	34,319
Total liabilities	50,782	71,324
Member's equity	43,665	336,179
Total liabilities and member's equity	$ 94,447	$ 407,503

The accompanying notes are an integral
part of these financial statements.

3

BCMS CAPITAL ADVISORS, LLC

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2013 and 2012

	2013	2012
Revenue	$ 2,819,322	$ 987,126
Expenses		
Salaries and related taxes	$ 625,478	$ 417,218
Professional fees	106,708	209,283
Rent expense	106,683	99,393
Guaranteed payments	102,125	92,125
Bad debt expense	50,000	
General and administrative	35,815	31,375
Regulatory fees	16,693	8,595
Insurance	13,214	11,946
Total expenses	1,056,716	869,935
Other income		
Interest income	822	1,474
Net income	$ 1,763,428	$ 118,665

The accompanying notes are an integral
part of these financial statements.

BCMS CAPITAL ADVISORS, LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

For the Years Ended December 31, 2013 and 2012

	2013	2012
Member's equity, Beginning of year	$ 336,179	$ 483,475
Capital contributions		34,039
Capital distributions	(2,055,942)	(300,000)
Net income	1,763,428	118,665
Member's equity, End of year	$ 43,665	$ 336,179

The accompanying notes are an integral
part of these financial statements.

5

BCMS CAPITAL ADVISORS, LLC

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2013 and 2012

	2013	2012
Cash flows from operating activities:		
Net income	$ 1,763,428	$ 118,665
Adjustments to reconcile net income to		
net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Accounts receivable, net	62,927	(62,927)
Prepaid property tax		1,667
Accrued interest receivable	1,474	(1,474)
Increase (decrease) in:		
Accounts payable	(9,743)	10,571
Accrued expenses	5,917	
Due to parent company	(16,716)	(94,336)
Net cash provided by (used in) operating activities	1,807,287	(27,834)
Cash flows from investing activities:		
Issuance of note receivable		(125,000)
Proceeds from note receivable	125,000	
Net cash provided by (used in) investing activities	125,000	(125,000)
Cash flows from financing activities:		
Capital contributions		34,039
Capital distributions	(2,055,942)	(300,000)
Net cash used in financing activities	(2,055,942)	(265,961)
Net decrease in cash	(123,655)	(418,795)
Cash and cash equivalents, beginning of year	218,102	636,897
Cash and cash equivalents, end of year	$ 94,447	$ 218,102

The accompanying notes are an integral
part of these financial statements.

6

BCMS CAPITAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2013 and 2012

1. Organization

BCMS Capital Advisors, LLC ("BCMS" or the "Company") is a New York single member limited liability Company that was formed on August 14, 2009. BCMS is a 100% owned subsidiary of BCMS Corporate LLC. Effective August 30, 2010, the Company commenced operations as a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and became a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is currently engaged in finding buyers and sellers of businesses, effecting or facilitating securities transactions and consulting and advisory services relating to the acquisition of business enterprises. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph(k)(2)(i) of that rule.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid instruments with a maturity of three months or less.

Revenue and Expense Recognition

The Company recognizes revenue and expenses in connection with a variety of advisory services upon completion and settlement of transaction. Advisory services are primarily comprised of merger and acquisition advice and structuring the purchase and sale of businesses and securities transactions.

The Company structures advisory services fees received into success fees and deferred fees. Deferred fees are generally structured as seller's notes, earnout fees, or cash held in escrow accounts. Future cash payments are released based on future quantitative requirements or the expiration of most indemnity. The Company recognizes deferred fees when future quantitative measures are met by the seller and the indemnity of the Company expires. See Note 7 for further detail.

Income Taxes

No provision for income taxes is shown on the accompanying financial statements since existing laws consider the Company a disregarded entity for income tax purposes.

BCMS CAPITAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

Accounts Receivable

The Company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based on factors surrounding the credit risk of specific customers and other information. The Company estimates an allowance for doubtful accounts based on credit worthiness of its customers as well as general economic conditions, and evaluates credit risks associated with its customers on a continuous basis. Accounts receivable were $0 and $62,927 as of December 31, 2013 and 2012, respectively. There was no allowance for doubtful accounts considered to be necessary as of December 31, 2013 and 2012.

Fair Value of Financial Instruments

In accordance with accounting principles generally accepted in the United States, the Company adopted the standard related to fair value measurements and disclosures. The standard defines fair value and establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). As of December 31, 2013 and 2012, the "Fair Value Measurement" had no effect on the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of expenses during the reporting periods. Accordingly, actual results could differ from those estimates.

3. Concentration of Credit Risk

The Company maintains its cash balances at financial institutions located in the New York metropolitan area. The account at this institution is fully insured by the Federal Deposit Insurance Corporation ("FDIC") as of December 31, 2013.

4. Liabilities Subordinated to General Creditors

The Company has no liabilities subordinated to general creditors.

5. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. The rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital and aggregate indebtedness change from day to day but net capital was $43,665 and $146,778 as of December 31, 2013 and 2012, respectively. The Securities and Exchange Commission required net capital was $5,000 and $5,000 and excess net capital was $38,665 and $141,778 as of December 31, 2013 and 2012, respectively.

6. Related Party Transactions

The Company is a wholly owned subsidiary of BCMS Corporate LLC (the "Parent"). The Company and the Parent entered into an expense sharing agreement for the allocation of certain expenses of the Company and payment thereof by the Parent. The Company is also a sub-lessee of the Parent's several offices, in which both the Company and Parent reside. The Parent allocates rent to the Company on a per usage basis. This agreement is in compliance with the applicable SEC and FINRA rulings and interpretations. The Company was indebted to the Parent, for the allocation of certain expenses, in the amount of $17,603 and $34,319 as of December 31, 2013 and 2012, respectively.

The Company issued a note to BCMS Corporate LLC, the sole-member of BCMS Capital Advisors LLC, on June 15, 2012 in the amount of $150,000. The note was payable on the maturity date with interest, computed annually at a rate per annum equal to the lowest interest rate set by the U.S. Treasury as the applicable federal rate for determining imputed interest. The note matured on June 15, 2013. The Company received $25,000 from the Parent on September 28, 2012 as partial repayment of the note. The note receivable including all accrued interest from BCMS Corporate LLC was received on April 30, 2013. There was no outstanding principle or accrued interest as of December 31, 2013.

7. Commitments and Contingencies

The Company structures advisory service fees received into success fees, recognized on the contract execution date, and deferred fees. The buyers and sellers of facilitated securities transactions performed by the Company set aside escrow accounts that are released upon completion of future performance levels. The Company receives a percentage of the amounts held in escrow. The Company is eligible to receive a maximum of $176,640 in fees held in escrow accounts as of December 31, 2013 related to advisory service fees that were finalized during the year.

8. Financial Statement Presentation

Certain amounts in the 2012 financial statements have been reclassified to conform to the 2013 presentation.

9. Subsequent Events

In accordance with auditing standards generally accepted in the United States of America, the Company adopted the standard related to subsequent events evaluation and disclosures in 2010. The standard requires the entity to disclose the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. As such, the Company has evaluated subsequent events through February 26, 2014, the date on which the financial statements were available to be issued and determined there were no events which required disclosure.

SUPPLEMENTARY INFORMATION

BCMS CAPITAL ADVISORS, LLC

SCHEDULE OF COMPUTATION OF NET CAPITAL FOR
BROKERS AND DEALERS PURSUANT TO RULE 15c3-1

December 31, 2013 and 2012

	2013	2012
Member's equity	$ 43,665	$ 336,179
Less: nonallowable assets:		
Total non-allowable assets		(189,401)
Net capital	43,665	146,778
Computation of basic net capital requirement:		
Minimum net capital requirement (greater of 6 ⅔% of aggregate indebtedness or $5,000)	5,000	5,000
Capital in excess of minimum requirement	38,665	141,778
Aggregate indebtedness	$ 50,782	$ 71,324
Ratio of aggregate indebtedness to net capital	1.16:1	.49:1

There were no material differences between the computation of net capital in the above schedule and the amount reported in the Company's unaudited Form X-17A5, Part IIA filing as of December 31, 2013 and 2012.

The accompanying notes are an integral
part of these financial statements.



Spielman Koenigsberg & Parker, LLP
Certified Public Accountants
1745 Broadway, 18th Floor
New York, NY 10019
Phone: 212.453.2500
Fax: 212.453.2550

Independent Auditors' Report on Internal Control Structure

Board of Directors
BCMS Capital Advisors, LLC

In planning and performing our audit of the financial statements of BCMS Capital Advisors, LLC (the "Company"), as of and for the years ended December 31, 2013 and 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures that are appropriate in the circumstances for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are

12



Independent Auditors' Report on Internal Control Structure (continued)

executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and fourth paragraphs of this report, were adequate at December 31, 2013 and 2012 to meet the SEC's objectives.



Spielman Koenigsberg & Parker, LLP
Certified Public Accountants

Independent Auditors' Report on Internal Control Structure (continued)

This report recognizes that it is not practical in an organization the size of BCMS Capital Advisors, LLC to achieve all of the divisions or duties and cross-checks generally included in a system of internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spielman, Koenigsberg & Parker, LLP
New York, New York
February 26, 2014

BCMS CAPITAL ADVISORS, LLC

SIPC SUPPLEMENTAL REPORT

December 31, 2013

(With Independent Auditors' Report)

BCMS CAPITAL ADVISORS, LLC

TABLE OF CONTENTS

December 31, 2013

Page

Facing Page and Oath or Affirmation

Independent Auditors' Report on Supplementary Information...............................1

Supplementary Information

    Schedule of Computation of SIPC Annual General Assessment
        for Brokers and Dealers Pursuant to Rule 17A-5(e)(4).......................2

Spielman Koenigsberg & Parker, LLP
Certified Public Accountants
1745 Broadway, 18th Floor
New York, NY 10019
Phone: 212.453.2500
Fax: 212.453.2550

Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 Under the Securities and Exchange Act of 1934

To the Board of Directors
BCMS Capital Advisors, LLC:

We have audited the financial statements of BCMS Capital Advisors, LLC as of December 31, 2013 and 2012, and have issued our report thereon dated February 26, 2014, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the accompanying schedule, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the basic financial statements. The information in the accompanying schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the basic financial statements or to the basic financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the accompanying schedule is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Spielman, Koenigsberg, & Parker, LLP
New York, New York
February 26, 2014

BCMS CAPITAL ADVISORS, LLC

SCHEDULE OF COMPUTATION OF "SIPC" ANNUAL GENERAL ASSESSMENT FOR BROKERS AND DEALERS PURSUANT TO RULE 17A-5(e)(4)

For the Period Beginning January 1, 2013 and Ending December 31, 2013

Total revenue	$ 2,820,144
Less: allowable deductions:	
Write-off of receivable included in total revenue	(50,000)
Total deductions	(50,000)
SIPC net operating revenues	2,770,144
General Assessment @ .0025 not less than $150	6,925
Less: payment made	(1,131)
Less: prior overpayment	
Balance due	$ 5,794

There were no material differences between the computation of the SIPC annual general assessment in the above schedule and the amount reported in the Company's SIPC-7 filing.